

November 12, 2010

Rene R. Joyce
Chief Executive Officer
Targa Resources Investments Inc.
1000 Louisiana, Suite 4300
Houston, Texas 77002

John Robert Sparger
Senior Vice President
Targa Resources GP LLC
1000 Louisiana St., Suite 4300
Houston, Texas 77002

> **Re:** **Targa Resources Investments Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 8, 2010**
> **File No. 333-169277**
>
> **Targa Resources Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 001-33303**

Dear Mr. Joyce and Mr. Sparger:

We have reviewed your amended registration statement and the letter dated November 8, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 12, 2010
Page 2

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page

1. Please revise the prospectus cover page to identify only the lead or managing underwriter(s). If you believe that each of the entities you identify on the cover page is a lead or managing underwriter, please tell us why. Please refer to Item 501(b)(8) of Regulation S-K

TRII Minimum Estimated Cash Available for Distribution for the Twelve Month Period Ending December 31, 2011, page 61

2. We have reviewed your response to comment 1 in our letter dated November 1, 2010. Please note that the most useful cash distribution forecast projections should cover a future period of no more than 12 months in advance. If you believe the annual period ended 12/31/11 is more useful to investors, given the loss of reliability the further out you project, please explain in detail why such period is superior. We may have further comment. Alternatively, please revise your filing accordingly.

Changes in Connection with the Completion of this Offering, page 157

3. You indicate that the Compensation Committee expects to approve initial restricted stock and bonus stock awards under the New Incentive Plan and cash bonus awards to certain named executive officers. You state that the amount of the restricted stock awards and bonus stock awards were determined pursuant to your compensation philosophy and the compensation review discussed in your disclosure. However, you do not discuss how you determined the amount of bonus cash awards to issue to each named executive officer. Please expand your disclosure to discuss in greater detail how you determined the amount of restricted stock and bonus stock awards. Also, please discuss how you determined the amount of cash bonus awards that you awarded to each named executive officer.

Security Ownership of Management and Selling Stockholders, page 168

4. You indicate that all officers and directors as a group, twelve individuals in total, own 5,281,410 shares. However, we note that your table does not identify all twelve individuals and the amount of shares listed under "Directors and Executive Officers" does not total 5,281,410. Please revise your table or provide a footnote that clarifies how you reached the 5,281,410 that you identify as being owned by all directors and officers as a group.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 12, 2010
Page 3

5. Please disclose in the footnotes to the table how Ms. Helma, Mr. Johnson and Mr. Ruiz acquired the shares they are offering.

6. Since Messrs. Hwang, Joung, and Kagan are affiliated with the Warburg Pincus entities, please reflect in the table that these directors also beneficially own the Warburg Pincus shares.

Consolidated Balance Sheet, page F-3

7. We note your disclosure on page 9 that you will effect a 1 for 2.11 reverse split of your common shares immediately prior to the offering. It does not appear, however, that you have given retroactive presentation to this reverse split in your financial statements. Please note that under SAB Topic 4C, a reverse split occurring after the date of the latest reported balance sheet but before the effective date of the registration statement must be given retroactive effect in the balance sheet. Accordingly, please revise the share and per-share information throughout your filing, including EPS figures, to reflect the reverse stock split. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and, to the extent applicable, state the date the change became effective.

Form 10-K for the Fiscal Year Ended December 31, 2009 of Targa Resources Partners LP

General

8. Please have an authorized representative of Targa Resources Partners LP submit correspondence on EDGAR that provides the acknowledgements found at the end of our November 1, 2010 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 45

9. We note your response to comment 19 in our letter dated November 1, 2010. Please confirm to us that your disclosure controls and procedures were "effective" at the reasonable assurance level as of the end of the period covered by the report. Please also confirm to us, if true that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 12, 2010
Page 4

10. We note your response to comment 20 in our letter dated November 1, 2010. Please confirm to us that your disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
        Vinson & Elkins LLP
        Via facsimile